Skadden, Arps, Slate, Meagher & Flom llp

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NEW YORK 10036-6522
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www.skadden.com

November 30, 2009

VIA ELECTRONIC TRANSMISSION

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Presidential Life Corporation
Schedule 13D
Filed February 17, 2009 by Herbert Kurz
File No. 005-31681

Revised Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2009 by Herbert Kurz
File No. 000-05486

Dear Mr. Duchovny:

On behalf of our client, Herbert Kurz (“Mr. Kurz”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 25, 2009 (the “Comment Letter”) with respect to Mr. Kurz’s solicitation of written consents from the stockholders of Presidential Life Corporation (“Presidential Life” or the “Company”) to, among other things, remove, without cause, all members of the Board of Directors of Presidential Life (the “Board”) other than Mr. Kurz and elect a slate of nominees selected by Mr. Kurz to the Board.

Mr. Kurz’s revised preliminary consent solicitation statement (the “Second Revised Preliminary Statement”) is being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Set forth below are Mr. Kurz’s responses to the Comment Letter.  For ease of reference, we reproduce below the comments, and include under each comment Mr. Kurz’s

Daniel F. Duchovny, Esq.

 response.  All page references in Mr. Kurz’s responses are to the marked copy of the Second Revised Preliminary Statement which is being filed with the Commission and submitted to the Staff.

Schedule 13D

1.
We note your response to prior comment 1.  Please confirm Mr. Kurz’s understanding that the late filing of his initial Schedule 13D does not and cannot cure a past violation, and the filing does not foreclose the Commission from taking any action in the future.

We confirm Mr. Kurz’s understanding that the late filing of his initial Schedule 13D does not and cannot cure a past violation, and the filing of his Schedule 13D on February 17, 2009 does not foreclose the Commission from taking any action in the future.

2.
We note your response to prior comment 2.  Please confirm the Foundation’s understanding that the late filing of its initial Schedule 13D does not and cannot cure a past violation, and the filing does not foreclose the Commission from taking any action in the future.

We are not counsel to the Kurz Family Foundation, Ltd. (the “Foundation”), but we have informed counsel to the Foundation of this comment.  Counsel to the Foundation has confirmed to us that the Foundation understands that the late filing of its initial Schedule 13D does not and cannot cure a past violation, and the filing of its Schedule 13D on February 17, 2009 does not foreclose the Commission from taking any action in the future.

3.
Also with respect to your response to prior comment 2, it appears that the Foundation believes no individual has beneficial ownership over the shares it holds of record.  It is our view that the individuals who control the Foundation’s operations, in this case its directors, have beneficial ownership over the shares in question.  The directors must be included in facing pages in the Schedule 13D, although they may continue to disclaim beneficial ownership as set forth in the instructions to Schedule 13D.  Please file an amendment to the Schedule 13D in compliance with this comment.

We have advised the Foundation’s counsel of the Staff’s comment.  The Foundation’s counsel has advised us that the Foundation will shortly file an amendment to the Foundation’s Schedule 13D including the Foundation’s directors on the facing pages of its Schedule 13D.  We have been advised that the Foundation’s directors will continue to disclaim beneficial ownership of the shares held by the Foundation.

Revised Preliminary Schedule 14A

4.	We reissue prior comment 4 in its entirety. As noted above, while Mr. Kurz may disclaim his beneficial ownership of shares held of record by the Foundation, his position as a

Daniel F. Duchovny, Esq.

director in the Foundation indicates that he has, at least, shared voting and dispositive authority over these shares.

The Second Revised Preliminary Statement has been revised throughout to clarify that Mr. Kurz, as a director of the Foundation, may be deemed to be the beneficial owner of the shares held by the Foundation although he disclaims beneficial ownership of such shares.

Reasons for the Consent Solicitation, page 4

5.	We note your response to prior comment 10. Please revise your disclosure to include a brief description of the CGQ measurement and its relevance on the company.

The Second Revised Preliminary Statement has been revised to include additional disclosure regarding the CGQ measurement and its relevance to the Company.

Annex A

6.	Please revise the second sentence under the heading “Shares Held by Participants” to make a definitive statement as to whether the Nominees have beneficial ownership over the shares listed thereunder.

The Second Revised Preliminary Statement has been revised to amend the second sentence under the heading “Shares Held by Participants” to clarify that the Nominees have beneficial ownership of the Company’s Shares as set forth in the chart.

Closing Comments

In addition to the changes in the Second Revised Preliminary Statement made in response to the Staff’s comments as discussed above, the Second Revised Preliminary Statement has been modified to reflect general updating of information contained in the document.

If there are any further questions relating to the enclosed materials, please call the undersigned at (212) 735-3360 or Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

/s/  Daniel E. Stoller

Daniel E. Stoller

cc:           Mr. Herbert Kurz